                                                                   EXHIBIT 99.11
PRESENTING THE REFLECTION OF OUR THOUGHTS FOR TOMORROW.

26% growth in revenue - 44 new customers added in global IT Services
- Bold initiatives to create competitive advantage

   Wipro Limited (Consolidated) - Audited Segment - wise business performance for the year ended March 31, 2003 (In Rs. Million)

------------------------------------------------------------------------------------------------------------------------------------
                                                    INDIA &
                          GLOBAL IT       IT       ASIA PAC     CONSUMER    WIPRO
                          SERVICES &    ENABLED   IT SERVICES    CARE &    HEALTH              CONTINUING    DISCONTINUED    WIPRO
PARTICULARS                PRODUCTS    SERVICES   & PRODUCTS    LIGHTING   SCIENCE   OTHERS    OPERATIONS    ISP BUSINESS   LIMITED
------------------------------------------------------------------------------------------------------------------------------------
REVENUE
External Sales
& Services                  28,456       1,645       8,222       2,991       893      1,134       43,341           42       43,383
Internal Sales
& Services                       -           -         173           -         -       (173)           -            -            -
TOTAL                       28,456       1,645       8,395       2,991       893        961       43,341           42       43,383
GROWTH IN REVENUES              25%                     14%         (1%)      42%                     26%           -           24%
% of Total Revenues             66           4          19           7         2          2
PROFIT BEFORE INTEREST
AND TAX(PBIT)                8,100         395         557         436         8        188        9,684         (182)       9,502
GROWTH IN PBIT                   4%                     (3%)         6%        -          -            9%           -            9%
% of Total PBIT                 84           4           6           5         -          1            -            -          100
OPERATING MARGINS               28%         24%          7%         15%        -          -           22%           -           22%
Interest Income
(net of interest expense
of Rs. 30 Mn)                                                                                        634            -          634
PROFIT BEFORE TAX                                                                                 10,318         (182)      10,136
Income Tax expense                                                                                (1,343)          67       (1,276)
PROFIT BEFORE
EXTRAORDINARY ITEMS                                                                                8,975         (115)       8,860
GROWTH                                                                                               0.5%                      0.1%
Discontinuance of
ISP business (net of
tax benefit of
Rs.90 Mn)                                                                                              -         (263)        (263)
(refer note 10)
PROFIT BEFORE EQUITY
IN EARNINGS/(LOSSES)
OF AFFILIATES AND
MINORITY INTEREST                                                                                  8,975         (378)       8,597
Equity in earnings of
affiliates                                                                                          (355)           -         (355)
Minority interest                                                                                    (37)           -          (37)
PROFIT AFTER TAX                                                                                   8,583         (378)       8,205
Growth                                                                                                (4%)                      (7%)
OTHER INFORMATION
Net fixed assets             5,025         802         285         386        84        918        7,500           34        7,534
Trade receivables            5,535         268       2,100         197       325        155        8,580           23        8,603
Cash balances/
investments                  2,186          44          21         197         9     12,855       15,312            -       15,312
Other assets                 2,448         424       1,053         344       160      1,596        6,025            4        6,029
Goodwill                     1,038       3,776           -           -       175         18        5,007            -        5,007
Current liabilities         (3,019)       (294)     (2,384)       (442)     (266)      (644)      (7,049)         (68)      (7,117)
CAPITAL EMPLOYED            13,213       5,020       1,075         682       487     14,898       35,375           (7)      35,368
% of capital employed           37          14           3           2         1         43            -            -          100
Capital expenditure          1,770         463         147          14        75         54            -            -        2,523
Depreciation                 1,048         150         214          61        17         82            -            -        1,572
RETURN ON AVERAGE
CAPITAL EMPLOYED FROM
CONTINUING BUSINESS            74%          -          54%         60%        -          -            -            -           31%
----------------------------------------------------------------------------------------------------------------------------------

                    Wipro Limited Stand alone - Parent Company
Audited Financial Statements for the year ended March 31, 2003 (In Rs. Million)

----------------------------------------------------------------------------------------------------------------
Particulars                                               Three months ended March 31     Year ended March 31
                                                          ------------------------------------------------------
                                                               2003         2002           2003          2002
----------------------------------------------------------------------------------------------------------------
NET INCOME FROM SALES/SERVICES                                  11,171        9,274         40,327        34,677
COST OF SALES/SERVICES
a. Consumption of raw material                                   2,006        2,555          7,243         7,896
b. Other expenditure                                             4,918        3,211         17,268        12,496
GROSS PROFIT                                                     4,247        3,808         15,816        14,285
Selling General & Administrative expenses                        1,446        1,135          5,506         4,211
----------------------------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE INTEREST AND
DEPRECIATION                                                     2,801        2,673         10,310        10,074
----------------------------------------------------------------------------------------------------------------
Interest expense                                                    11           10             29            29
Depreciation                                                       394          380          1,380         1,419
----------------------------------------------------------------------------------------------------------------
OPERATING PROFIT AFTER INTEREST AND
DEPRECIATION                                                     2,396        2,283          8,901         8,626
----------------------------------------------------------------------------------------------------------------
Other Income                                                       117          227            705           875
PROFIT BEFORE TAX                                                2,513        2,510          9,606         9,501
Provision for Tax                                                  377          304          1,211           840
PROFIT BEFORE NON-RECURRING/
EXTRAORDINARY ITEMS                                              2,136        2,206          8,395         8,661
Extraordinary/non-recurring expense (net of tax benefit
of Rs.90 Mn.)                                                       26            -          (263)             -
----------------------------------------------------------------------------------------------------------------
PROFIT FOR THE PERIOD/YEAR                                       2,162        2,206          8,132         8,661
Paid-up equity share capital                                       465          465            465           465
Reserves excluding revaluation reserves                         32,837       24,860         32,837        24,860
EARNINGS PER SHARE
BASIC
Profit before extraordinary items                                 9.24         9.54          36.31         37.47
Extraordinary items                                               0.11            -          (1.14)            -
Profit for the period                                             9.35         9.54          35.17         37.47
DILUTED
Profit before extraordinary items                                 9.22         9.52          36.25         37.41
Extraordinary items                                               0.11            -          (1.13)            -
Profit for the period                                             9.33         9.52          35.12         37.41
AGGREGATE OF NON PROMOTERS SHAREHOLDING
Number of shares                                            37,436,882   37,338,579     37,436,882    37,338,579
Percentage of holding                                            16.10        16.06          16.10         16.06
DETAILS OF EXPENDITURE
Staff Cost                                                       1,834        1,156          6,424         5,084
Items exceeding 10% of Total expenditure
Travelling and allowance                                         3,153        2,019         11,180         7,403
----------------------------------------------------------------------------------------------------------------

NOTES TO SEGMENT-WISE BUSINESS PERFORMANCE:

1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 "Segment Reporting" issued by the Institute of Chartered Accountants of India.

2. The Company has three geographic segments; India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is as shown: India - Rs. 12,674 Mn - USA - Rs. 20,048 Mn - Rest of the World - Rs. 10,661 Mn - Total - Rs. 43,383 Mn.

3. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4. In accordance with Accounting Standard 21 "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

5. The company has a 49% equity interest in Wipro GE Medical Systems Limited
(WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The rights conferred to Wipro are primarily protective in nature. Therefore, in accordance with the guidance in Accounting Standard 27 "Financial Reporting of Investments in Joint Ventures" the investments in Wipro GE have been accounted for by equity method and not by proportionate consolidation method.

6. In accordance with the guidance provided in Accounting Standard 23 "Accounting for Investments in Associates in Consolidated Financial Statements" WeP Peripherals have been accounted for by equity method of accounting.

7. Acquisition of Spectramind: In July 2002, the Company acquired controlling equity interest in Spectramind eServices Private Limited ("Spectramind"), a leading IT-enabled service provider in India providing remote processing services to large global corporations in the US, UK, Australia and other developed markets. The shares and warrants acquired, together with shares previously held by the Company, represent 89% of the outstanding shares of Spectramind. The aggregate purchase price for the acquisition, including the cost of acquisition of the shares previously held by the Company, was Rs. 4,177 Mn. In September 2002, the company acquired an additional 3% of the outstanding shares for Rs.170 Mn. Further the company has acquired the remaining equity interest for Rs. 304 Mn. The results of operations of Spectramind are consolidated in the Company's financial statements from July 1, 2002.

The Company has also entered into a call and put option arrangement with the management team and employees of Spectramind to acquire the unvested options. The put and call option can be exercised, at the fair market value, during the six month period commencing from 190 days from the date of exercise of the options.

The excess of consideration paid over the book value of assets acquired has been recognized as goodwill. The details of consideration paid, book value of assets acquired and goodwill arising from the acquisition is outlined as shown: Cash and bank balances - Rs. 193 Mn - Net current assets - Rs. 681 Mn - Goodwill - Rs. 3,776 Mn - Total - Rs. 4,650 Mn.

8. Acquisition of Wipro Health Care IT Limited (WHCIT): In August 2002, Wipro Limited acquired 60% equity interest in Wipro Health Care IT Limited (WHCIT), an India based company engaged in the development of health care related software, and the technology rights in the business of WHCIT from GE group for a consideration of Rs. 181 Mn. Further the company has acquired the remaining equity interest for Rs. 97 Mn. The excess of consideration paid over the book value of assets acquired has been recognized as goodwill. The details of consideration paid, book value of assets acquired and goodwill arising from the acquisition is outlined as shown: Cash and bank balances - Rs. 35 Mn - Current assets - Rs. 34 Mn - Intangible assets - Rs. 34 Mn - Goodwill - Rs. 175 Mn - Total - Rs. 278 Mn. In December, 2002, the company acquired the remaning 40% minority equity interest for Rs.97 Mn. The acquisition resulted in goodwill of Rs. 61 Mn.

9. In December 2002, the company acquired the global energy practice of American Management Systems for an aggregate consideration of Rs. 1,180 Mn. The global energy practice which addresses the IT requirements of enterprises in energy and utilities sector, has a team of 90 domain experts and IT consultants with expertise in the areas of complex billing and settlement in energy markets, systems integration, enterprise application integration, and program management capabilities. The excess of consideration paid over the book value of assets acquired has been recognized as goodwill. The details of consideration paid, book value of assets acquired and goodwill arising from the acquisition is outlined as shown: Fixed assets - Rs. 16 Mn. - Receivables - Rs. 111 Mn - Goodwill - Rs. 1,038 Mn - Total - Rs. 1,165 Mn.

10. The Company was engaged in the business of providing corporate ISP services. Based on a review of this business, the company decided to discontinue the existing infrastructure based ISP business, but continue with the managed network and remote management services. Managed network and remote management services are currently being offered as part of total IT solutions. In June 2002, the management formally approved a plan to discontinue the infrastructure based corporate ISP services. The costs associated with the discontinuance including asset impairment charges and other exit costs have been reflected as extraordinary expenses.

The customers are being transitioned to an independent service provider. The consideration payable by the service provider to the Company is dependent on the occurrence of certain contingent events. The total consideration received is Rs. 25 Mn. and is adjusted against the extraordinary loss arising out of the same.

NOTES TO AUDITED FINANCIAL STATEMENTS:

1. The above financial results were approved by the Board of Directors of the company at its meeting held on April 17, 2003. There are no qualifications in the report issued by the Auditors for these periods.

                                                       By Order of the Board

Place : Bangalore                                          Azim H. Premji
Date  : April 17, 2003                            Chairman and Managing Director


                              [WIPRO LIMITED LOGO]

                                  WIPRO LIMITED
                          Regd. Office: Doddakannelli,
                      Sarjapur Road, Bangalore - 560 035.
                                  www.wipro.com